77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock
Enhanced Equity Dividend Trust held on January 26, 2012 the results were as follows:

To approve the issuance of additional shares of common stock of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock Equity
Dividend Trust and the Fund.

With respect to the Proposal, the shares of the Fund were voted as follows:

For                      Against                 Abstain
32,846,842.673          3,703,011.204        1,707,017.000

To approve the issuance of additional shares of common stock of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock Strategic
Equity Dividend Trust and the Fund.

With respect to the Proposal, the shares of the Fund were voted as follows:

For                    Against                    Abstain
32,833,628.619     3,713,486.258               1,709,756.000